UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   SCHEDULE 13G


                  (Under the Securities Exchange Act of 1934
                       (Amendment No.       10       )*

                             Berry Petroleum Company
                                 (Name of Issuer)

                               Class A Common Stock
                           (Title of Class of Securities)

                                    085789105
                                  (CUSIP Number)


Check the following box if a fee is being paid with this statement___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                             Page 1 of 4 pages

CUSIP No.           085789105                 Page     2     of    4     Pages

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              C.J. Bennett Trust of 1987
              77-6035047

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

              Not Applicable                          (a)
                                                      (b)


3.      SEC USE ONLY




4.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America


   NUMBER OF        5.      SOLE VOTING POWER

    SHARES                     1,083,516

 BENEFICIALLY       6.      SHARED VOTING POWER

   OWNED BY                      239,881

     EACH           7.      SOLE DISPOSITIVE POWER

   REPORTING                   1,083,516

  PERSON WITH       8.      SHARED DISPOSITIVE POWER

                                 239,881

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,323,397

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

            Not Applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              6.3%

12.     TYPE OF REPORTING PERSON *

            IN - As Trustee of the C.J. Bennett Trust of 1987







                     *SEE INSTRUCTION BEFORE FILLING OUT!


                                 Page 2 of 4 pages

Item 1(a).        Name of Issuer:

                  Berry Petroleum Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  28700 Hovey Hills Road
                  P.O. Bin X
                  Taft, CA  93268

Item 2(a).        Name of Person Filing:

                  Clarence Jesse Bennett (C.J. Bennett)

Item 2(b).        Address of Principal Business Office or, if none, residence:

                  28700 Hovey Hills Road
                  P.O. Bin X
                  Taft, CA  93268

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Class A Common Stock

Item 2(e).        CUSIP Number:

                  085789105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership:

                  (a)   Amount Beneficially Owned:

                           1,323,397 shares

                  (b)   Percent of Class:

                           6.3%











                                 Page 3 of 4 pages

                  (c)   Number of shares as to which such person has:

            (  i) Sole power to vote or direct the vote            1,083,516
            ( ii) Shared power to vote or direct the vote            239,881
            (iii) Sole power to dispose or direct the
                  disposition of                                   1,083,516
            ( iv) Shared power to dispose or direct the
                  disposition of                                     239,881

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person:

                  Includes 239,881 shares held under three trusts as to which voting and investment power are shared with two other persons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  Not Applicable


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            Date    January 12, 1998

                                                  /s/ Clarence Jesse Bennett


                                                      Clarence Jesse Bennett








                                 Page 4 of 4 pages